Exhibit 14.2

Exterran Corporation
Corporate Governance Principles

November 2015

Corporate Governance Principles

TABLE OF CONTENTS

Respective Roles of Board and Management	1
The Board	1
Size of Board	1
Selection Process	1
Stockholder Election of Directors	2
Qualifications	2
Director Orientation and Continuing Education	3
Retirement	4
Functions of Board and Director Responsibilities	4
Compensation of Board	4
Independence of Directors	4
Personal Loans	5
Setting Board Agenda	5
Board Meetings	6
Board Committees	6
In General	6
Independence of Committee Members	7
Board’s Relationship with Management	7
Access to Senior Management	7
Annual Compensation Review of CEO and Executive Officers	7
Succession Plan	7
Ethics and Conflicts of Interest	7
Self-Evaluation	8
Reporting of Concerns	8
Access to Independent Advisors	8
Communication with Public	8
CEO Certification of Compliance with NYSE Listing Standards	9

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EXTERRAN CORPORATION

CORPORATE GOVERNANCE PRINCIPLES

The following principles (the “Corporate Governance Principles”) have been approved by the Board of Directors (the “Board”) and, along with the charters of the Board committees, provide the framework for the governance of Exterran Corporation (the “Company”). The Board recognizes the evolving nature of corporate governance principles and standards, and it will review these principles and standards and other aspects of the Company’s governance program periodically as it deems necessary.

Respective Roles of Board and Management

The Company’s business is conducted by its employees, managers and officers, under the direction of the Chief Executive Officer (“CEO”) and with oversight from the Board, as part of the overall effort to enhance the value of the Company for its stockholders. Consistent with its oversight responsibilities, as it deems appropriate the Board relies on the completeness and accuracy of the information provided to it by management and by outside advisors to the Company.

The Board is elected by the stockholders to oversee management and to set a tone from the top that all facets of the Company’s business must be conducted with integrity and in a manner consistent with the highest standards of business ethics, and in the best interest of stockholders. The functions of Chairman of the Board (the “Chairman”) and CEO are distinct, and the Board has determined that such functions at this time should be performed by separate individuals.

The Board

Size of Board. The Company’s bylaws provide that the Board shall have flexibility in determining its size from time to time. The Board currently believes that the best size for the Board is six to nine members, and that at least a majority of the Board shall consist of directors who the Board has determined have no material relationship with the Company or any of its consolidated subsidiaries and who are otherwise “independent” under applicable law, regulation and the rules of the New York Stock Exchange (“NYSE”).

Selection Process. Directors are elected each year by the stockholders at the annual meeting of stockholders for a one-year term. Stockholders may propose nominees for consideration by the Nominating and Corporate Governance Committee (consisting solely of independent Directors), within the time frame published in the Company’s proxy statement, by submitting, in writing, the names and supporting information to the Corporate Secretary at the address indicated in the proxy statement and consistent with the procedures set forth in the Company’s bylaws.  Any stockholder-nominated Director will be evaluated in the context of the Company’s Director qualification standards, the existing size and composition of the Board and Board balance interests. The Nominating and Corporate Governance Committee is responsible for recommending to the Board a slate of director nominees for election at the annual meeting of stockholders.  The Board then proposes, based on the recommendation of the Nominating and Corporate Governance Committee, a slate of nominees to the stockholders for election to the Board.

Between annual stockholder meetings, the Board may elect to fill any vacancies on the Board to serve until the next annual meeting.

Stockholder Election of Directors. The Board has adopted the following policy that will be adhered to by all current Directors and any Director subsequently elected to the Board.

In an uncontested election, any nominee for Director who receives a greater number of votes “withheld” from his or her election than votes “for” such election (a “Majority Withheld Vote”) shall tender a letter of resignation from the Board within ten business days following certification of the stockholder vote, which letter of resignation will be subject to acceptance by the Board.

Within 90 days of certification of the stockholder vote, the Nominating and Corporate Governance Committee shall recommend that the Board reject such resignation, accept such resignation or take other action. Thereafter, the Board will vote to decide whether to accept the recommendation of the Nominating and Corporate Governance Committee on these matters and will promptly disclose its decision (and, if applicable, the reasons for rejecting a Director’s resignation) in a press release to be disseminated in the manner that Company press releases are typically distributed. The Nominating and Corporate Governance Committee in making its recommendation, and the Board in making its decision, may each consider any factors or other information that it considers appropriate and relevant.

In the event of a Director’s resignation under these circumstances, only those Directors who received a greater number of votes “for” their election than votes “withheld” from their election at the most recently held meeting of stockholders (the “Approved Directors”) shall participate in the deliberations by and the actions of the Nominating and Corporate Governance Committee and the Board pursuant to this policy. Therefore, if each member of the Nominating and Corporate Governance Committee received a Majority Withheld Vote at the same election, then the Approved Directors shall appoint a committee of the Board composed only of Approved Directors to consider the resignation offers and recommend to the Board whether to accept them. If the Approved Directors number three or fewer Directors, all Directors (other than the Director whose resignation is under consideration) may participate in the action regarding whether to accept the resignation offers.

If a Director’s resignation is not accepted by the Board, that Director will continue to serve until his or her successor is duly elected, or his or her earlier resignation or removal.

Any Director who fails to adhere to this policy and does not tender his or her letter of resignation as required shall not be nominated for election as a Director at the next annual meeting of stockholders.

Qualifications. Candidates shall be selected for their character, judgment, ethics, integrity, business experience, time commitment and acumen.  In maintaining a Board that is effective, collegial and responsive to the needs of the Company, the Board may consider the fit of a candidate’s skills and personality with those of other Directors and potential Directors.  The Board, as a whole, through its individual members, seeks to have competence in areas of particular importance to the Company such as finance, accounting, international business and relevant technical expertise.  Directors must be committed to enhancing the long-term interests of the stockholders as a whole and should not be biased toward the interests of any particular segment of the stockholder or employee population.

Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively.  Directors should be prepared to travel to personally attend meetings of the Board and its committees and should be ready to dedicate sufficient time to prepare in advance of such meetings to allow them to make an effective contribution to the meeting. Board members should ensure that they are not otherwise committed to other activities that would make a commitment to the Company’s Board impractical or unadvisable.  In addition, Directors are encouraged to attend annual meetings of stockholders when at all possible. Directors should offer their resignation in the event of any significant change in their personal circumstances, including a change in their principal job responsibilities, that interferes with their ability to fulfill their duties and responsibilities to the Board.

The Board will not discriminate on the basis of race, color, national origin, gender, religion or disability in selecting candidates.

Directors who also serve as CEOs or in equivalent positions at public companies should not serve on more than two boards of directors of public companies in addition to the Board, and other Directors should not serve on more than three other boards of directors of public companies in addition to the Board. Current positions in excess of these limits may be maintained unless the Board determines that doing so would impair the Director’s service on the Board. Directors should notify the Chairman or any Vice Chairman promptly upon assuming a position on a board of directors of a public company.

Director Orientation and Continuing Education. Members of the Company’s management, under the direction of the Chairman or any Vice Chairman (or under the direction of the CEO, with respect to the orientation of a new Chairman in the absence of a Vice Chairman), are responsible for new-Director orientation programs and for Director continuing education programs.  The orientation programs are designed to familiarize new Directors with the Company’s businesses, strategies and challenges and to assist new Directors in developing and maintaining skills necessary or appropriate for the performance of their responsibilities.

The Company’s management shall be responsible for providing an orientation for new Directors, and for periodically providing materials or briefing sessions for all Directors on subjects that would assist them in discharging their duties.  Each new Director shall, within six months of election or appointment to the Board, spend a day at corporate headquarters for personal briefing by senior management on the Company’s strategic plans, its financial statements and its key policies and practices. The Board encourages all of its members to participate in Director education programs.

Retirement. The Board has established a mandatory retirement age of 75.

Functions of Board and Director Responsibilities. The Board shall have at least four scheduled meetings a year at which it reviews and discusses reports by management on the performance of the Company, its plans and prospects, as well as other issues facing the Company. As discussed below, the Chairman or, in his or her absence or at his or her election, any Vice Chairman sets the agenda for, and presides over, each Board meeting. Directors are expected to attend all scheduled Board and, as applicable, committee meetings and to review materials provided to them in advance of such meetings. In addition to its general oversight of management, the Board also performs a number of specific functions, including:

1.                                      reviewing, approving and monitoring fundamental financial and business strategies and major corporate actions, including those related to financing, capital management and liquidity matters; and

2.                                      selecting the CEO and overseeing CEO succession planning.

Compensation of Board. The Compensation Committee shall have the responsibility for recommending to the Board compensation and benefits for non-employee Directors on an annual basis; provided, however, that if the Chairman or any Vice Chairman is a member of such committee, he or she shall recuse himself or herself from all discussions and recommendations relating to his or her compensation as Chairman or Vice Chairman, as applicable. In discharging this duty, the Compensation Committee shall be guided by three goals: compensation should fairly pay Directors for work required in a company of the Company’s size and scope; compensation should align Directors’ interests with the long-term interests of stockholders; and the structure of the compensation should be simple, transparent and easy for stockholders to understand.

Independence of Directors. As previously stated, at least a majority of the Directors will be “independent” Directors as defined under applicable law, regulation and the rules of the NYSE.

For a Director to be considered independent, the Board must affirmatively determine that the Director has no material relationship with the Company (either directly, or as a partner, stockholder or officer of an organization that has a relationship with the Company). The Board shall identify which Directors are independent and disclose the basis for that determination in the Company’s annual proxy statement or, if the Company does not file an annual proxy statement, in the Company’s annual report on Form 10-K filed with the SEC. For the purpose of these provisions, “immediate family member” means a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-laws, brothers and sisters-in-law and anyone (other than domestic employees) sharing the person’s home; provided that immediate family members shall not include persons who have died, are incapacitated or are divorced or legally separated from the Director. In addition, references to the “Company” in subsections 1 through 5 below shall include any parent or subsidiary in a consolidated group with the Company. The Board has established the following guidelines, all of which must be satisfied for a

Director to be presumptively independent, to assist the Board in determining Director independence:

1.                                      A Director who is an employee, or whose immediate family member is an executive officer, of the Company is not “independent” until three years after the end of such employment relationship. Employment as an interim Chairman or CEO will not disqualify a Director from being considered independent following that employment.

2.                                      A Director who receives, or whose immediate family member receives, more than $120,000 in any twelve month period in direct compensation from the Company, or any of its consolidated subsidiaries, other than Director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not “independent” until three years after he or she ceases to receive more than $120,000 per year in such compensation.

3.                                      A Director who is a current partner, or whose immediate family member is a current partner, of a firm that is the Company’s internal or external auditor is not “independent”; a Director who is a current employee of such a firm is not “independent”; a Director who has an immediate family member who is a current employee of such a firm and who works on the Company’s audit is not “independent”; and a Director or a Director whose immediate family member was within the last three years (but is no longer), a partner or employee of such a firm and personally worked on the Company’s audit within that time is not “independent.”

4.                                      A Director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives, or present executives of an affiliate of the Company, serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

5.                                      A Director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

Personal Loans. The Company will not make any personal loans or extensions of credit to Directors or executive officers.

Setting Board Agenda. The Chairman or, in his or her absence or at his or her election, any Vice Chairman shall be responsible for the Board’s agenda. Prior to each Board meeting, the CEO will discuss the specific agenda items for the meeting with the Chairman or Vice Chairman, as applicable, and jointly determine the nature and extent of information that shall be provided to the Directors before the Board meeting. Committee chairpersons shall work with management to determine the nature and extent of information that shall be provided before each committee meeting. Directors are urged to make suggestions for agenda items, or additional pre-meeting materials, to the CEO, the Chairman, any Vice Chairman or appropriate committee chairperson at any time.

Board Meetings. At each regularly scheduled Board meeting, there will also be scheduled an executive session for the non-employee Directors to meet without management present and, in any event, such executive sessions shall be held no less than twice per year. If any of the non-employee Directors are not independent then, at least once per year, there will be an executive session for the independent Directors, without management or any non-independent Directors present. The Directors have determined that the Chairman will preside at executive sessions of the Board. If the Chairman is independent, he or she will also preside at executive sessions of independent Directors; however, if the Chairman is not independent, any non-executive Vice Chairman will preside at executive sessions of independent Directors.  The Chairman or, in his or her absence or at his or her election or at the election of the Board, any Vice Chairman will serve as the presiding Director in performing such other functions as the Board may direct, including advising on the selection of committee chairpersons and advising management on the agenda for Board meetings.

Board Committees

In General. The Company shall have at least the committees required by the rules of the NYSE.  Currently, these are the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.  Each of these three committees must have a written charter satisfying the rules of the NYSE.  The Audit Committee must also satisfy the requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Compensation Committee must also satisfy the requirements of Rule 10C-1 of the Exchange Act.

Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be composed of at least three directors. The required qualifications for the members of each committee shall be set out in the respective committee’s charter.  A Director may serve on more than one committee for which he or she qualified.  The Chairman or, in his or her absence or at his or her election, any Vice Chairman shall provide recommendations to the Nominating and Corporate Governance Committee as to the member or members of the Board to be appointed to the respective committees (other than the Nominating and Corporate Governance Committee) and the members to serve as chairpersons of those committees.  The Nominating and Corporate Governance Committee, in turn, shall provide its recommendations to the Board, and the Board shall appoint the members of the committees, including the committee chairpersons, by a majority vote of the members of the Board. The Board shall appoint the members and the chairperson of the Nominating and Corporate Governance Committee following recommendation by the Chairman or Vice Chairman, as applicable.

The Company also maintains a Disclosure Committee, composed of officers and other specialists and managers employed by the Company. These Corporate Governance Principles and the current charters of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, which are included as exhibits hereto, are published in a printable version on the Company’s website for viewing by interested persons and will be mailed to stockholders at no cost upon written request. The committee chairpersons report material matters discussed or reviewed during their meetings to the full Board (or, in the case of the Disclosure Committee, to the CEO and CFO) following each meeting of the respective committees.

Independence of Committee Members. In addition to the requirement that at least a majority of the Board satisfy the independence standards, all members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee must also satisfy the independence requirements established by law, regulation, the rules of the NYSE (including any additional requirements imposed with respect to Audit Committee members) and these Corporate Governance Principles.

Board’s Relationship with Management

Access to Senior Management. Non-employee Directors shall have unlimited access to senior managers of the Company outside the presence of their supervisors. Directors are encouraged to contact members of senior management at any time.  Further, the Board encourages management to, from time to time, bring managers into Board meetings who:  (a) can provide additional insight into the items being discussed because of personal involvement and substantial knowledge in those areas and/or (b) are managers with potential who the senior management believes should be given exposure to the Board.

Annual Compensation Review of CEO and Executive Officers. The Compensation Committee shall evaluate the performance of the CEO and the Company against the Company’s goals and objectives and determine and approve the compensation level of the CEO based on this evaluation.  The Compensation Committee shall evaluate and approve the proposals for overall compensation policies applicable to executive officers and the compensation levels of the executive officers.

Succession Plan. The Company shall adopt policies and principles for CEO selection and performance review, as well as policies regarding succession in the event of an emergency or the retirement of the CEO.

Ethics and Conflicts of Interest

In their role as Directors, all Directors owe a duty of loyalty to the Company.  This duty of loyalty mandates that the best interests of the Company take precedence over any interests possessed by a Director.

The Company shall maintain a written code of ethics (the “Code of Business Conduct”) that applies to Directors, officers and employees that is appropriate for the Company’s business and affairs and satisfies the standards of the U.S. Securities and Exchange Commission and the NYSE.  The Audit Committee, per its charter, will periodically review the Company’s Code of

Business Conduct.  The Code of Business Conduct will be published on the Company’s website in a printable version for viewing by interested persons, and will be mailed to stockholders at no cost on written request.

Self-Evaluation

The Board shall establish evaluation criteria for itself and its committees. The Board will perform a self-evaluation at least annually to determine if it and its committees are functioning effectively. The Board and committee evaluations shall include an assessment of attendance at and participation in meetings and whether they have the necessary diversity of skills, backgrounds, experiences, etc. to meet the Company’s ongoing needs.

Reporting of Concerns

Anyone who has a concern about the Company’s conduct, or about the Company’s accounting, internal accounting controls or auditing matters, may communicate that concern by contacting the Audit Committee chairperson or in any other manner provided in the Company’s Code of Business Conduct. The Audit Committee shall be responsible for establishing procedures for the (i) receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters and (ii) confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters.  No retribution or adverse reaction to an individual reporting a concern shall be tolerated.

Access to Independent Advisors

The Board and its committees shall have the right and are authorized at any time to retain independent outside financial, legal or other advisors, who shall report directly to the Board and/or its committees, as appropriate.  The Board and its committees shall have authority to approve related fees and retention terms.

Communication with Public

The Board believes that formal annual written communication to the stockholders and the public should be through a joint letter from the Chairman or, at the election of the Board, any Vice Chairman and the CEO and included in the annual report. The CEO is responsible for all other communications with the public, assisted when appropriate by other members of management at the direction of the CEO, in areas such as analyst functions. Accordingly, Board members other than the Chairman and any Vice Chairman are to refrain from making public statements regarding the Company unless specifically requested to do so by the CEO. All external inquiries received by Directors relating to the Company should be directed to the CEO.

Stockholders or other interested parties may communicate with the Board or any individual Director by writing to the Company, care of its Corporate Secretary, with a request that information be conveyed or provided to the entire Board or a specific Director, as appropriate.

CEO Certification of Compliance with NYSE Listing Standards

The Company shall submit an executed written affirmation annually to the NYSE, and any required interim affirmation, each in the form specified by the NYSE.  The CEO shall promptly notify the Board if he or she is unable to make a non-qualified affirmation or if he or she provides notice to the NYSE of any material non-compliance by the Company with the NYSE corporate governance standards.